CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Euro Floating Rate Senior Registered Notes Due 2021	$2,062,725,000.00	$256,809.27
Euro Fixed/Floating Rate Senior Registered Notes Due 2026	$1,178,700,000.00	$146,748.15

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.1787 per Euro 1.00 as of October 19, 2017.

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,929 to Registration Statement No. 333-200365 Dated October 18, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J
Euro Floating Rate Senior Registered Notes Due 2021
Euro Fixed/Floating Rate Senior Registered Notes Due 2026

We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series J, Euro Floating Rate Senior Registered Notes Due 2021 (the “floating rate notes”) (i) in whole but not in part, on November 9, 2020, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption” and (ii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement. We may redeem the Global Medium-Term Notes, Series J, Euro Fixed/Floating Rate Senior Registered Notes Due 2026 (the “fixed/floating rate notes” and, together with the floating rate notes, the “notes”) (i) in whole but not in part, on October 23, 2025, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption” and (ii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for each of the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the floating rate notes in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.  We describe the basic features of the fixed/floating rate notes during the fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” on page PS-3.

Floating Rate Notes Due 2021		Fixed/Floating Rate Notes Due 2026
Principal Amount:	€1,750,000,000	Principal Amount:	€1,000,000,000
Maturity Date:	November 9, 2021	Maturity Date:	October 23, 2026
Settlement Date		Settlement Date
(Original Issue Date):	October 23, 2017 (T+3)	(Original Issue Date):	October 23, 2017 (T+3)
Interest Accrual Date:	October 23, 2017	Interest Accrual Date:	October 23, 2017
Issue Price:	100.00%	Issue Price:	100.00%
Specified Currency:	Euro (“€”)	Specified Currency:	Euro (“€”)
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
Base Rate:	EURIBOR	Fixed Rate Period:	The period from and including the
Spread (Plus or Minus):	Plus 0.38%		Settlement Date to but excluding October 23,
Index Maturity:	Three months		2025
Initial Interest Rate:	The Base Rate plus 0.38%; to be	Floating Rate Period:	The period from and including October 23, 2025
	determined by the Calculation		to but excluding the Maturity Date
	Agent on the second TARGET	Interest Rate:	During the Fixed Rate Period, 1.342% per
	Settlement Day immediately		annum (calculated on an actual/actual (ICMA)
	preceding the Original Issue Date		day count basis); during the Floating Rate
Interest Payment Period:	Quarterly		Period, the Base Rate plus 0.834% (to be
Interest Payment Dates:	Each February 9, May 9, August 9		determined by the Calculation Agent on the
	and November 9, commencing		second TARGET Settlement Day immediately
	February 9, 2018		preceding each Interest Reset Date, calculated
Interest Reset Period:	Quarterly		on an Actual/360 day count basis)
Interest Reset Dates:	Each Interest Payment Date
(continued on the next page)		(continued on the next page)

With respect to the floating rate notes, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus. With respect to the fixed/floating rate notes, we describe how interest is calculated, accrued and paid during the fixed rate period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. With respect to the fixed/floating rate notes, we describe how interest is calculated, accrued and paid during the floating rate period, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.
The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
MORGAN STANLEY
MUFG

Floating Rate Notes Due 2021 (continued)		Fixed/Floating Rate Notes Due 2026 (continued)
Interest Determination Dates:	The second TARGET Settlement Day	Base Rate:	EURIBOR
	immediately preceding each Interest	Spread (Plus or Minus):	Plus 0.834%
	Reset Date	Index Maturity:	Three months
Business Days:	London, TARGET Settlement Day	Interest Reset Period:	Quarterly
	and New York	Interest Reset Dates:	Each Interest Payment Date
Tax Redemption and			commencing October 23, 2025, provided
Payment of Additional			that the October 23, 2025 Interest Reset
Amounts:	Yes		Date shall not be adjusted for a non-
Minimum Denominations:	€100,000 and integral multiples of		Business Day
	€1,000 in excess thereof	Interest Determination
Reporting Service:	Page EURIBOR01	Dates:	The second TARGET Settlement
Calculation Agent:	The Bank of New York Mellon,		Day immediately preceding each
	London Branch (as successor		Interest Reset Date
	Calculation Agent to JPMorgan	Reporting Service:	Page EURIBOR01
	Chase Bank, N.A. (formerly known	Calculation Agent:	The Bank of New York Mellon (as
	as JPMorgan Chase Bank))		successor to JPMorgan Chase Bank,
ISIN:	XS1706111876		N.A. (formerly known as JPMorgan
Common Code:	170611187		Chase Bank))
Form of Notes:	Global note registered in the name	Interest Payment Periods:	During the Fixed Rate Period, annual;
	of a nominee of a common		during the Floating Rate Period,
	safekeeper for Euroclear and		quarterly
	Clearstream, Luxembourg; issued	Interest Payment Dates:	With respect to the Fixed Rate Period,
	under the New Safekeeping Structure		each October 23, commencing October
Eurosystem Eligibility:	Intended to be Eurosystem eligible,		23, 2018 to and including October 23,
	which means that the notes are		2025; with respect to the Floating Rate
	intended upon issue to be deposited		Period, each January 23, April 23, July
	with an international central		23 and October 23, commencing
	securities depository (“ICSD”) as		January 23, 2026 to and including the
	common safekeeper, and registered		Maturity Date
	in the name of a nominee of an ICSD	Business Days:	London, TARGET Settlement Day and
	acting as common safekeeper, and		New York
	does not necessarily mean that the	Tax Redemption and
	notes will be recognized as eligible	Payment of Additional
	collateral for Eurosystem monetary	Amounts:	Yes
	policy and intra‑day credit	Minimum Denominations:	€100,000 and integral multiples of
	operations by the Eurosystem either		€1,000 in excess thereof
	upon issue or at any or all times	ISIN:	XS1706111793
	during their life. Such recognition	Common Code:	170611179
	will depend upon the European	Form of Notes:	Global note registered in the name of a
	Central Bank being satisfied that		nominee of a common safekeeper for
	Eurosystem eligibility criteria have		Euroclear and Clearstream,
	been met.		Luxembourg; issued under the New
Other Provisions:	See “Optional Redemption” below		Safekeeping Structure
		Eurosystem Eligibility:	Intended to be Eurosystem eligible,
which means that the notes are intended
upon issue to be deposited with an
international central securities
depository (“ICSD”) as common
safekeeper, and registered in the name
of a nominee of an ICSD acting as
cmmon safekeeper, and does not
necessarily mean that the notes will be
recognized as eligible collateral for
Eurosystem monetary policy and
intra‑day credit operations by the
Eurosystem either upon issue or at any
or all times during their life. Such
recognition will depend upon the
European Central Bank being satisfied
that Eurosystem eligibility criteria have
been met.
		Other Provisions:	See “Optional Redemption” below

Risk Factors
For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.
This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.
The notes have early redemption risk. We retain the option to redeem the floating rate notes, in whole but not in part, on November 9, 2020 and the fixed/floating rate notes, in whole but not in part, on October 23, 2025, in each case on at least 10 but not more than 60 days’ prior notice.  It is more likely that we will redeem the floating rate notes or the fixed/floating rate notes prior to the respective stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their respective stated maturity dates, you may have to re-invest the proceeds in a lower interest rate environment.
Optional Redemption
We may, at our option, redeem the floating rate notes, in whole but not in part, on November 9, 2020, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the floating rate notes to but excluding the redemption date.
We may, at our option, redeem the fixed/floating rate notes, in whole but not in part, on October 23, 2025, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the fixed/floating rate notes to but excluding the redemption date.
 On or before the respective redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.
For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.
The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.
United States Federal Taxation
Tax Considerations for the floating rate notes
In the opinion of our counsel, Davis Polk & Wardwell LLP, the floating rate notes will be treated as “variable rate debt instruments” denominated in a currency (the “denomination currency”) other than the U.S. dollar for U.S. federal tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder.  See the discussions in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Payments on the Notes―Foreign Currency Notes” and “― Floating Rate Notes—General” for further information about the treatment of the floating rate notes.
Tax Considerations for the fixed/floating rate notes
In the opinion of our counsel, Davis Polk & Wardwell LLP, the fixed/floating rate notes will be treated as “variable rate debt instruments” denominated in a currency other than the U.S. dollar for U.S. federal tax purposes, and will therefore be subject to special rules under Section 988 of the Code and the Treasury regulations thereunder.  See the discussion in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Payments on the Notes―Foreign Currency Notes” for further information about the treatment of the fixed/floating rate notes. The fixed/floating rate notes will be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.”  Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the fixed/floating rate notes, an equivalent fixed rate debt instrument (denominated in euro) must be constructed.  The term of the equivalent fixed rate debt instrument will match the full term of the fixed/floating rate notes.  The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the fixed/floating rate notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the fixed/floating rate notes).  Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. Accordingly, if, as of the issue date, redeeming the fixed/floating rate notes on October 23, 2025 would reduce the yield of the equivalent fixed rate debt instrument, the fixed/floating rate notes will be treated as fixed rate debt instruments with a term of 8 years (the “8-year instrument”). Under those circumstances, if the fixed/floating rate notes are not actually redeemed by us on October 23, 2025, solely for purposes of the OID rules, they will be deemed retired for their principal amount and reissued, and will thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The 8-year instrument would be treated as issued without OID, and all payments of interest thereon would be treated as QSI.  Interest on the 1-year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.
If, as of the issue date, redeeming the fixed/floating rate notes on October 23, 2025 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders―Payments on the Notes―Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the fixed/floating rate notes. Under those circumstances, the fixed/floating rate notes may be issued with OID.
A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest.  All amounts will be determined in the denomination currency and then translated into U.S. dollars according to the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Payments on the Notes—Foreign Currency Notes.”  QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.
Both U.S. and non-U.S. holders of the floating rate notes and the fixed/floating rate notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”
You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
The discussion in the preceding paragraphs under “Tax Considerations for the floating rate notes” and “Tax Considerations for the fixed/floating rate notes” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Supplemental Information Concerning Plan of Distribution; Conflicts of Interest
On October 18, 2017, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.70%, plus accrued interest, if any, for the floating rate notes and at a net price of 99.55%, plus accrued interest, if any, for the fixed/floating rate notes, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the floating rate notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.30% of the principal amount of the floating rate notes and the purchase price for the fixed/floating rate notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.45% of the principal amount of the fixed/floating rate notes.

Name	Principal Amount of Floating Rate Notes Due 2021	Principal Amount of Fixed/Floating Rate Notes Due 2026
Morgan Stanley & Co. International plc	€ 1,268,750,000	€ 725,000,000
MUFG Securities EMEA plc	175,000,000	100,000,000
ABN AMRO Bank N.V.	-	25,000,000
Banco Bilbao Vizcaya Argentaria, S.A.	-	25,000,000
Banco Santander, S.A.	43,750,000	-
Commerzbank Aktiengesellschaft	43,750,000	-
Coöperatieve Rabobank U.A.	43,750,000	-
Danske Bank A/S	43,750,000	-
Deutsche Bank AG, London Branch	43,750,000	-
ING Bank N.V. Belgian Branch	-	25,000,000
Lloyds Bank plc	-	25,000,000
Natixis	-	25,000,000
Skandinaviska Enskilda Banken AB (publ)	43,750,000	-
Société Générale	-	25,000,000
The Royal Bank of Scotland plc (trading as NatWest Markets)	-	25,000,000
UniCredit Bank AG	43,750,000	-
Total	€ 1,750,000,000	€ 1,000,000,000

It is expected that delivery of the notes will be made against payment therefor on or about the date specified on the cover page of this pricing supplement, which will be the third business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing will be required, by virtue of the fact that the notes initially will settle on the third business day following the day of pricing (“T+3”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities EMEA plc (one of the managers), holds an approximately 24% interest in Morgan Stanley.
MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.
MUFG Securities EMEA plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MUFG Securities Americas Inc.  MUFG Securities Americas Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MUFG Securities Americas Inc. or any of the other affiliates of MUFG Securities EMEA plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.
ABN AMRO Bank N.V., Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander, S.A., Commerzbank Aktiengesellschaft, Coöperatieve Rabobank U.A., Danske Bank A/S, Deutsche Bank AG, London Branch, ING Bank N.V. Belgian Branch, Lloyds Bank plc, Natixis, Skandinaviska Enskilda Banken AB (publ), Société Générale, The Royal Bank of Scotland plc (trading as

NatWest Markets) and UniCredit Bank AG are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.
Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.